Exhibit 99.1

THE NASDAQ STOCK MARKET 8600 BLOCKWELL ROAD ROCKVILLE, MD 20850

By Electronic Delivery to:  svoelkel@tvicorp.com

November 20, 2008

Ms. Sherri Voelkel

Chief Financial Officer

TVI Corporation

7100 Holladay Tyler Road

Glenn Dale, MD 20769

Re:          TVI Corporation (the “Company”)

Dear Ms. Voelkel:

The Company has not yet filed its 10-Q for the period ended September 30, 2008 (the “Periodic Report”). As a result, it is no longer in compliance with the rules for continued listing.(1)  However, as described below, Nasdaq rules permit the Company 60 calendar days to submit a plan to regain compliance. Following a review of this plan, Staff can grant the Company an exception, up to 180 calendar days from the due date of the Periodic Report, or until May 18, 2009, to regain compliance.

In determining whether to grant the exception, Staff will consider, and the Company should address in its plan of compliance, its specific circumstances, including the likelihood that the Periodic Report can be made within the exception period, the Company’s past compliance history, the reasons for the late filing, corporate events that may occur within the exception period, the Company’s general financial status, and its disclosures to the market.

Please email the compliance plan to matthew.page@nasdaqomx.com no later than January 20, 2009. Staff will contact the Company after reviewing the plan and notify you if we have any questions or concerns regarding it. If Staff determines that it is not appropriate to provide the Company with an exception we will provide you with written notice that the Company’s securities will be delisted. At that time, the Company may appeal Staff’s decision to a Nasdaq Listing Qualifications Panel.(2)

Marketplace Rule 4803(a) requires that the Company, as promptly as possible but no later than four business days from the receipt of this letter, make a public announcement through the news media which

(1) Marketplace Rule 4310(c)(14). For online access to all Nasdaq Rules, please see “Nasdaq Reference Links,” included with this letter.

(2) Please note that under Marketplace Rule 4805(b), if Staff issues a delisting notification in this matter, a hearing request will serve as an automatic stay only for 15 calendar days. In its request for a hearing, the company must request a further stay and include an explanation of why such a stay would be appropriate. The Panel will determine whether to grant such a further stay.

discloses receipt of this letter and the Nasdaq rules upon which it is based. The Company must provide a copy of this announcement to Nasdaq’s MarketWatch Department, the Listing Qualifications Department and the Listing Qualifications Hearings Department (the “Hearings Department”) at least 10 minutes prior to its public dissemination.(3)  For your convenience, we have enclosed a list of news services. In the event the Company does not make the required public announcement, trading in your securities will be halted.

In addition, an indicator will be broadcast over Nasdaq’s market data dissemination network noting the Company’s non-compliance. The indicator will be displayed with quotation information related to the Company’s securities on Nasdaq.com, NasdaqTrader.com and by other third-party providers of market data information. Also, a list of all non-compliant Nasdaq companies and the reason(s) for such non-compliance is posted on our website at www.nasdaq.com. The Company will be included in this list commencing two business days from the date of this letter.

Finally, Marketplace Rules require that the Company provide Nasdaq with the number of shares issued and outstanding at the end of each quarter that it does not timely file a periodic report. In that regard, please use the attached form: “Change in Total Shares Outstanding for Delinquent Filers”, to provide us with the number of shares your Company has issued and outstanding as of the end of the latest quarter. Please submit the form no later than seven calendar days from the receipt of this letter. The Company may provide an estimated number if, due to the filing delinquency, it is unable to provide a definitive total.

If you have any questions, please contact me at +1 301 978 8083.

Sincerely,

Matthew Page

Listing Analyst

Nasdaq Listing Qualifications

Enclosures

(3) The notice should be submitted to Nasdaq’s MarketWatch Department through the Electronic Disclosure service available at www.NASDAQ.net. The facsimile numbers for Nasdaq’s Listing Qualifications and Hearings Departments are + 1 301 978 4028 and +1 301 978 8080, respectively.

2

NASDAQ REFERENCE LINKS

Topic	Description	Link
NASDAQ Marketplace Rules	All initial and continued listing rules	NASDAQ Stock Market Rules

Corporate Governance	Independent directors, committee requirements and shareholder approval	www.nasdaq.com/about/FAQsCorpGov.stm

Fees	Fee schedule	www.nasdaq.com/about/FAQsFees.stm

Frequently Asked Questions (FAQs)	Topics related to initial and continued listing	www.nasdaq.com/about/LegalComplianceFAQs.stm

Hearing Requests & Process	Discussion of the Nasdaq Hearings process	www.nasdaq.com/about/FAQsHearings.stm

Listing of Additional Shares (LAS)	Explanation of Nasdaq’s Listing of Additional Shares process	www.nasdaq.com/about/FAQsLAS.stm

Transfer to the Nasdaq Capital Market	Procedures and application to transfer securities to the Nasdaq Capital Market	www.nasdaq.com/about/FAQsPhaseDown.stm

DIRECTORY OF NEWS SERVICES*

The use of any of these services will satisfy NASDAQ’s listing rules that require the disclosure of specific information in a press release or public announcement. The Company must ensure that the full text of the required announcement is disseminated publicly. The Company has not satisfied this requirement if the announcement is published as a headline only or if the news service determines not to publish the full text of the story.

News Service	Internet Address	Telephone Number
Bloomberg Business News	www.bloomberg.com	Toll free: 800 444 2090 Phone: 609 750 4500

Business Wire	www.businesswire.com	Toll free: 800 227 0845 Phone: 415 986 4422

Dow Jones News Wire	www.djnewswires.com	Phone: 201 938 5400

GlobeNewswire (A NASDAQ OMX Co.)	www.globenewswire.com	Toll free: 800 307 6627 Phone: 310 642 6930

MarketWire	www.marketwire.com	Toll free: 800 774 9473 Phone: 310 765 3200

PR Newswire	www.prnewswire.com	Toll free: 800 832 5522 Phone: 201 360 6700

Reuters	www.thomsonreuters.com	Phone: 646 223 6000

* Nasdaq cannot render advice to the Company with respect to the format or content of the public announcement. The following is provided only as a guide that should be modified following consultation with securities counsel: the Company received a Nasdaq Staff Deficiency Letter on (DATE OF RECEIPT OF STAFF DEFICIENCY LETTER) indicating that the Company fails to comply with the (STOCKHOLDERS’ EQUITY, MINIMUM BID PRICE, MARKET VALUE OF PUBLICLY HELD SHARES, etc.) requirement(s) for continued listing set forth in Marketplace Rule(s)             .

Change in Total Shares Outstanding for Delinquent Filers:

Pursuant to Nasdaq Marketplace Rules 4510(b)(3) and 4520(b)(3), companies that do not timely file a periodic report with the SEC must provide Nasdaq with the change in its total shares outstanding of the Nasdaq listed security from the previous periodic reporting period. Do not include shares of securities not traded on Nasdaq. Please complete the attached form and fax it back to 301.978.8099 or email a scanned copy to continuedlisting@nasdaqomx.com no later than seven calendar days from the receipt of the letter to which this form is attached.

ISSUER NAME TVI Corporation	SYMBOL TVIN

CONTACT NAME	CONTACT TITLE

TELEPHONE	E-MAIL

Period end date 09/30/2008

Total Shares Issued and Outstanding this period

(Total shares issued and outstanding do not include any treasury shares)